Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Synlogic, Inc.:

We consent to the use of our report dated March 12, 2020, with respect to the consolidated balance sheets of Synlogic, Inc. as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), incorporated herein by reference. Our report refers to a change in method of accounting for leases related to the adoption of Accounting Standards Update 2016-02, Leases (Topic 842).

/s/ KPMG LLP

Boston, Massachusetts

March 12, 2020